                                           Filing by Delaware Group Income Funds
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                              Subject Company: Lincoln National
                                                               Income Fund, Inc.
                                                   Commission File No. 811-02264

[DELAWARE INVESTMENTS LOGO]
                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

Contact:    Ayele Ajavon                    Laurel O'Brien
            Corporate Communications        Corporate Communications
            Delaware Investments            Delaware Investments
            215-255-1632                    215-255-1520
            aajavon@delinvest.com           lobrien@delinvest.com

                       LINCOLN NATIONAL INCOME FUND, INC.
               ANNOUNCES RESULTS OF SPECIAL SHAREHOLDERS' MEETING

PHILADELPHIA, June 1, 2006 - Lincoln National Income Fund, Inc. (NYSE: LND) (the
"Fund")  announced  the  final  results  of  voting at the  Special  Meeting  of
Shareholders held today. Shareholders of the Fund approved an Agreement and Plan
of  Acquisition  (the  "Plan  of  Acquisition")   that  provides  for:  (i)  the
acquisition of substantially all of the assets of the Fund by Delaware Corporate
Bond Fund ("Corporate  Bond Fund"),  an open-end series of Delaware Group Income
Funds,  in exchange for Class A shares of Corporate Bond Fund; (ii) the pro rata distribution  of such shares to the Fund's  shareholders  in exchange  for their shares of the Fund; and (iii) the subsequent  liquidation and dissolution of the
Fund.

The transaction, which is expected to be a tax-free reorganization, is currently anticipated to become effective after the close of trading on June 16, 2006 (the
"Closing  Date").  As set forth in the Plan of Acquisition,  shareholders of the
Fund  will  receive  Class A shares  of  Corporate  Bond  Fund  having  the same aggregate  net asset value as their  shares of the Fund.  The exchange of shares will be based on each  fund's net asset  value per share  determined  as of 4:00
p.m.  Eastern time on the Closing  Date.  For the three months after the Closing
Date,  former Fund  shareholders who redeem or exchange shares of Corporate Bond
Fund received in connection with the transaction will pay a 2% redemption fee.

The Fund is a closed-end,  non-diversified investment management company managed by  Delaware  Management  Company.  Delaware  Management  Company is a series of
Delaware   Management   Business   Trust,  a  subsidiary  of  Lincoln   National
Corporation.  The Fund's  primary  objective  is to seek to  produce  increasing dollar  amounts of income for  distribution  to its  shareholders  over the long term.  As of May 31,  2006,  the Fund had total  assets of  approximately  $91.1 million.

                                    - more -

Delaware  Investments  is the marketing name for Delaware  Management  Holdings, inc. and its subsidiaries.

www.delawareinvestments.com

About Delaware Investments

Delaware   Investments,   an  affiliate  of  Lincoln   Financial   Group,  is  a
Philadelphia-based diversified asset management firm with more than $120 billion in assets  under  management  as of March  31,  2006.  Through a broad  range of managed accounts and portfolios,  mutual funds, retirement accounts,  subadvised
funds,   education  savings  plans  and  other  investment  products,   Delaware
Investments   provides  investment  services  to  individual  investors  and  to institutional  investors such as private and public pension funds,  foundations, and endowment  funds.  Delaware  Investments  is the marketing name for Delaware
Management Holdings, Inc. and its subsidiaries. For more information on Delaware
Investments, visit the company at www.delawareinvestments.com. Lincoln Financial
Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lfg.com.

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